UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           GULFPORT ENERGY CORPORATION
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)


                                   402635-10-6
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
          (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 20, 1998
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7



                                                              Page 1 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Management LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        27,561,406
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)   27,561,406

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               27,561,406


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                16.0%


14.      Type of Reporting Person (See Instructions)                          OO



                                                              Page 2 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Spectrum Investors LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           172,492
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      172,492

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  172,492


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 3 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Spectrum Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           172,492
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      172,492

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  172,492


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 4 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Special Situations 1996, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         9,339,539
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    9,339,539

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                9,339,539


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 5.4%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 5 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Special Situations 1996 Institutional, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         1,557,600
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    1,557,600

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,557,600


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.9%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 6 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        11,316,477
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)   11,316,477

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               11,316,477


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 6.6%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 7 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford-Euris Special Situations 1996, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         2,660,525
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    2,660,525

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,660,525


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.5%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 8 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford-Euris Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         2,660,525
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    2,660,525

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,660,525


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.5%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 9 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Special Situations 1996, Limited

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           419,338
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      419,338

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  419,338


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.2%


14.      Type of Reporting Person (See Instructions)                          OO


                                                             Page 10 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Capital Partners II, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        11,302,204
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)   11,320,204

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               11,302,204


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 6.6%


14.      Type of Reporting Person (See Instructions)                          PN


                                                             Page 11 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Capital Corporation

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        11,302,204
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)   11,302,204

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               11,302,204


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 6.6%


14.      Type of Reporting Person (See Instructions)                          CO


                                                             Page 12 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Overseas Partners I, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         2,109,708
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    2,109,708

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,109,708


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.2%


14.      Type of Reporting Person (See Instructions)                          PN


                                                             Page 13 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Wexford Capital Limited

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
 Owned by Each      8.  Shared Voting Power (see Item 5 below)         2,109,708
 Reporting
 Person With        9.  Sole Dispositive Power                                 0

                    10. Shared Dispositive Power (see Item 5 below)    2,109,708

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,109,708


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.2%


14.      Type of Reporting Person (See Instructions)                          OO


                                                             Page 14 of 24 Pages

No. 402635-10-6


1.       Names of Reporting Persons.

         Charles E. Davidson

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares  7.   Sole Voting Power                             66,952,665
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        27,561,406
 Reporting
 Person With       9.   Sole Dispositive Power                        66,952,665

                   10.  Shared Dispositive Power (see Item 5 below)   27,561,406

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               94,514,071


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)               54.86%


14.      Type of Reporting Person (See Instructions)                          IN



                                                             Page 15 of 24 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.

         Joseph M. Jacobs

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)        27,561,406
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)   27,561,406

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               27,561,406


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                16.0%


14.      Type of Reporting Person (See Instructions)                          IN


                                                             Page 16 of 24 Pages

         This  Amendment  No. 3 to Schedule  13D modifies  and  supplements  the
Schedule 13D (the "Statement") initially filed on July 22, 1997, amended and restated in its entirely by Amendment No. 1 to the Statement filed July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998, with respect to the common stock, $0.01 par value per share (the "Common Stock"), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 5.  Interest in Securities of the Issuer.

A. Since the date of the last amendment to the Statement filed as aforesaid, the Reporting Persons acquired (i) on or about July 22, 1998, an aggregate of 35,848 shares of Common Stock in a pro-rata distribution to all holders of an Allowed Claim within Class D-3 pursuant to, as defined in, and in accordance with, the provisions of the Plan, and (ii) an aggregate of 92,082,704 shares of Common Stock upon the exercise of Rights acquired by the Reporting persons pursuant to the Plan, at an exercise price of $.05 per Right. The exercise price was paid by with working capital (or personal funds in the case of Mr. Davidson) by a combination of cash and the forgiveness of indebtedness at an equivalent per share value owed to the Reporting Persons by the Company. The number of shares acquired by each of the Reporting Persons pursuant to each of the foregoing transactions is set forth below:

1.       INTERIM DISTRIBUTION

              Reporting Person                                       Number of Shares Acquired
              ----------------                                       -------------------------
         Wexford Special Situations 1996, L.P.                                 7,426
         Wexford Special Situations 1996 Institutional, L.P.                   1,027
         Wexford-Euris Special Situations 1996, L.P.                           2,346
         Wexford Special Situations 1996, Limited                                278
         Wexford Capital Partners II, L.P.                                    20,875
         Wexford Overseas Partners I, L.P.                                     3,896

2.       EXERCISE OF RIGHTS

                                                                  Number of
              Reporting Person                                 Shares Acquired         Cash Paid       Debt Forgiven
              ----------------                                 ---------------         ---------       -------------
         Wexford Spectrum Investors LLC                               157,798           $3,761.54          $4,128.34
         Wexford Special Situations 1996, L.P.                      8,543,939         $205,803.86        $221,393.10
         Wexford Special Situations 1996                            1,424,914          $34,270.97         $36,974.71
         Institutional, L.P.
         Wexford-Euris Special Situations 1996, L.P.                2,433,885          $58,698.95         $62,995.29
         Wexford Special Situations 1996, Limited                     383,616           $9,226.05          $9,954.77
         Wexford Capital Partners II, L.P.                         10,339,412         $252,335.00        $264,635.61
         Wexford Overseas Partners I, L.P.                          1,929,990          $47,101.56         $49,397.94
         Charles E. Davidson                                       66,869,450         $417,092.17      $2,926,365.34

                                                             Page 17 of 24 Pages

B. In addition to the foregoing, on December 30, 1998, Charles E. Davidson sold an aggregate of 6,143,258 shares of Common Stock beneficially owned solely by him in a private transaction at a price of $.01 per share.

C. As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 172,260,305 shares of Common Stock issued and outstanding, which, based upon the Form 8-K of the Company, filed December 21, 1998, is the number of Shares outstanding as of December 18, 1998):


         1.  WEXFORD MANAGEMENT LLC
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      27,561,406
                  Percentage:                                              16.0%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:          27,561,406
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                      27,561,406
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Management in connection with the Common Stock during the past 60 days.
             (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         2.  WEXFORD SPECTRUM INVESTORS LLC
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                         172,492
                  Percentage:                                               0.1%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:             172,492
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                         172,492
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Spectrum in connection with the Common Stock during the past 60 days.
             (d) Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

                                                             Page 18 of 24 Pages

         3.  WEXFORD SPECTRUM ADVISORS, LLC
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                         172,492
                  Percentage:                                               0.1%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:             172,492
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                         172,492

             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by the Spectrum General Partner in connection with the Common Stock during the past 60 days.
             (d) The Spectrum General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         4.  WEXFORD SPECIAL SITUATIONS 1996, L.P.
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       9,339,539
                  Percentage:                                               5.4%
             (b)  1.  Sole power to vote or to direct vote:                  -0-
                  2.  Shared power to vote or to direct vote:          9,339,539
                  3.  Sole power to dispose or to direct the disposition:    -0-
                  4.  Shares power to dispose or to direct the disposition:
                                                                       9,339,539
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Special Situations 1996, L.P.
                  in  connection  with the Common Stock during the past
                  60 days.
             (d) Wexford Special Situations 1996, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         5.  WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, L.P.
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       1,557,600
                  Percentage:                                               0.9%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:           1,557,600
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                       1,557,600
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions  by  Wexford  Special   Situations  1996
                  Institutional,  L.P.  in  connection  with the Common
                  Stock during the past 60 days.
             (d) Wexford Special Situations 1996 Institutional, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

                                                             Page 19 of 24 Pages

         6.  WEXFORD ADVISORS, LLC
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      11,316,477
                  Percentage:                                               6.6%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:          11,316,477
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                      11,316,477
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions   by  the  Special  General  Partner  in
                  connection with the Common Stock during the past 60 days.
             (d) The Special General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         7.  WEXFORD-EURIS SPECIAL SITUATIONS 1996, L.P.
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       2,660,525
                  Percentage:                                               1.5%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:           2,660,525
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                       2,660,525
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford-Euris in connection with the Common Stock during the past 60 days.
             (d) Wexford-Euris may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         8.  WEXFORD-EURIS ADVISORS, LLC
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       2,660,525
                  Percentage:                                               1.5%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:           2,660,525
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                       2,660,525
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions   by  the  Euris   General   Partner  in
                  connection with the Common Stock during the past 60 days.
             (d) The Euris General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.


                                                             Page 20 of 24 Pages

         9.  WEXFORD SPECIAL SITUATIONS 1996, LIMITED
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                         419,338
                  Percentage:                                               0.2%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:             419,338
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                         419,338
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Cayman in connection with the Common Stock during the past 60 days.
             (d) Wexford Cayman may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock. The filing of this Statement shall not be construed as an admission that Wexford Cayman is, for the purposes of Section 13D of the Act, the beneficial owner of any securities covered by this Statement.
             (e)  Not applicable.

         10. WEXFORD CAPITAL PARTNERS II, L.P.
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      11,302,204
                  Percentage:                                               6.6%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:          11,302,204
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                      11,302,204
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Capital in connection with the Common Stock during the past 60 days.
             (d) Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         11. WEXFORD CAPITAL CORPORATION
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      11,302,204
                  Percentage:                                               6.6%
             (b)  1.  Sole power to vote or to direct vote:                  -0-
                  2.  Shared power to vote or to direct vote:         11,302,204
                  3.  Sole power to dispose or to direct the disposition:    -0-
                  4.  Shares power to dispose or to direct the disposition:
                                                                      11,302,204
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by the Wexford Capital General Partner in connection with the Common Stock during the past
                  60 days.
             (d) The Wexford Capital General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

                                                             Page 21 of 24 Pages

         12. WEXFORD OVERSEAS PARTNERS I, L.P.
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       2,109,708
                  Percentage:                                               1.2%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:           2,109,708
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                       2,109,708
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Wexford Overseas in connection with the Common Stock during the past 60 days.
             (d) Wexford Overseas may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         13. WEXFORD CAPITAL LIMITED
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                       2,109,708
                  Percentage:                                               1.2%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:           2,109,708
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                       2,109,708
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by the Wexford Overseas General Partner in connection with the Common Stock during the past
                  60 days.
             (d) The Wexford Overseas General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         14. CHARLES E. DAVIDSON
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      94,514,071
                  Percentage:                                             54.86%
             (b)  1. Sole power to vote or to direct vote:            66,952,655
                  2. Shared power to vote or to direct vote:          27,561,406
                  3. Sole power to dispose or to direct the disposition:
                                                                      66,952,655
                  4. Shares power to dispose or to direct the disposition:
                                                                      27,561,406
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Mr. Davidson in connection with the Common Stock during the past 60 days.
             (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

                                                             Page 22 of 24 Pages

         15. JOSEPH M. JACOBS
             (a)  Aggregate number of shares of Common Stock beneficially owned:
                                                                      27,561,406
                  Percentage:                                              16.0%
             (b)  1. Sole power to vote or to direct vote:                   -0-
                  2. Shared power to vote or to direct vote:          27,561,406
                  3. Sole power to dispose or to direct the disposition:     -0-
                  4. Shares power to dispose or to direct the disposition:
                                                                      27,561,406
             (c)  Other  than  as   reported   above,   there  were  no
                  transactions by Mr. Jacobs in connection with the Common Stock during the past 60 days.
             (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
             (e)  Not applicable.

         Wexford Management may, by reason of its status as investment manager to the Wexford Funds, manager to Wexford Spectrum and investment sub-advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

         The Special General Partner may, by reason of its status as general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses the beneficial ownership.

         The Euris General Partner may, by reason of its status as the general partner of Wexford-Euris, be deemed to own beneficially the Common Stock of which Wexford-Euris possesses beneficial ownership.

         The Wexford Capital General Partner may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the Common Stock of which Wexford Capital possesses beneficial ownership.

         The Wexford Overseas General Partner may, by reason of its status as general partner of Wexford Overseas, be deemed to own beneficially the Common Stock of which Wexford Overseas possesses beneficial ownership.

         Wexford Advisors may, by reason of its status as a general partner of Wexford Spectrum Fund I, L.P. and Wexford Spectrum II, L.P., and as manager of Wexford Spectrum, be deemed to own beneficially the Common Stock of which Wexford Spectrum possesses beneficial ownership.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

                                    * * * * *


                                                             Page 22 of 24 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January ____, 1999

WEXFORD MANAGEMENT LLC

By:___________________________
         Name:
         Title:


WEXFORD SPECTRUM
   INVESTORS LLC

By:___________________________
         Name:
         Title:


WEXFORD SPECTRUM
   ADVISORS, LLC

By:___________________________
         Name:
         Title:


WEXFORD SPECIAL
   SITUATIONS 1996, L.P.

By:___________________________
         Name:
         Title:


WEXFORD SPECIAL SITUATIONS
   1996 INSTITUTIONAL, L.P.

By:___________________________
         Name:
         Title:


WEXFORD ADVISORS, LLC

By:___________________________
         Name:
         Title:


                                                             Page 23 of 24 Pages

WEXFORD-EURIS SPECIAL
   SITUATIONS 1996, L.P.

By:___________________________
         Name:
         Title:


WEXFORD-EURIS ADVISORS, LLC

By:___________________________
         Name:
         Title:


WEXFORD SPECIAL
   SITUATIONS 1996, LIMITED

By:___________________________
         Name:
         Title:


WEXFORD CAPITAL
   PARTNERS II, L.P.

By:___________________________
         Name:
         Title:


WEXFORD CAPITAL CORPORATION

By:___________________________
         Name:
         Title:


WEXFORD OVERSEAS
   PARTNERS I, L.P.

By:___________________________
         Name:
         Title:


WEXFORD CAPITAL LIMITED

By:___________________________
         Name:
         Title:


------------------------------
CHARLES E. DAVIDSON


------------------------------
JOSEPH M. JACOBS

                                                             Page 24 of 24 Pages